

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Michael Davidson, M.D.
Chief Executive Officer
NewAmsterdam Pharma Company B.V.
Gooimeer 2-35
1411 DC Naarden
The Netherlands

> **Re: NewAmsterdam Pharma Company B.V.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Exhibit Nos. 10.8, 10.9 and 10.10**
> **Filed October 13, 2022**
> **File No. 333-266510**

Dear Dr. Davidson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance